January 25, 2021

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Kraig Biocraft Laboratories, Inc.
Preliminary Schedule 14C

Dear Sir or Madam:

We are counsel to Kraig Biocraft Laboratories, Inc. (the “Company”). Pursuant to Rule 14c-2 of the Securities Exchange Act of 1934, we are filing the enclosed Preliminary Information Statement on Schedule 14C on behalf of the Company. We anticipate filing and mailing the Definitive Information Statement on Schedule 14C on or about February 5, 2021, pending any comments from your offices.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

HUNTER TAUBMAN FISCHER, LLC

/s/ Louis Taubman
Louis Taubman

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